Joseph R. Massaro
Chief Financial Officer and Senior Vice President, Business Operations

June 30, 2021

VIA EDGAR

Mr. Mark Rakip, Branch Chief
Office of Manufacturing
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:       Aptiv PLC
Form 10-K for the Year Ended December 31, 2020
Filed February 8, 2021
Form 8-K Filed May 6, 2021
File No. 001-35346

Dear Mr. Rakip:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) on the above-referenced filings of Aptiv PLC (“Aptiv” or the “Company”) made in your letter dated June 23, 2021. Set forth below is the Staff's comment in italics, followed by the response of the Company.

Form 8-K filed May 6, 2021

Reconciliation of Non-GAAP Measures
Adjusted EBITDA, page 13

1.We note your presentation of the non-GAAP financial measure "EBITDA" which adjusts for Equity loss (income), net of tax. By definition, EBITDA should only reflect adjustments for interest, taxes, depreciation, and amortization. In future periodic filings to include your earnings releases, please revise to remove this adjustment from your calculation of EBITDA; note that such adjustment may be considered in your calculation of Adjusted EBITDA. Refer to Question 103.01 of the Division’s Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Company Response:

The Company acknowledges the Staff's Comment, and will revise its future filings to only include interest expense, income tax expense, depreciation and amortization as adjustments from net income in the calculation of the EBITDA financial measure. The reconciliation to be provided in future filings will be substantially in the form of the below table.
5 Hanover Quay | Grand Canal | Dublin 2 | Ireland
Tel: 353.1.259.7013 E-mail: joseph.massaro@aptiv.com

United States Securities and Exchange Commission
June 30, 2021

Adjusted EBITDA: Adjusted EBITDA is presented as a supplemental measure of the Company’s financial performance which management believes is useful to investors in assessing the Company’s ongoing financial performance that, when reconciled to the corresponding U.S. GAAP measure, provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of the Company’s core operating performance and which may obscure underlying business results and trends. Our management utilizes Adjusted EBITDA in its financial decision making process, to evaluate performance of the Company and for internal reporting, planning and forecasting purposes. Adjusted EBITDA is defined as net income before depreciation and amortization (including asset impairment), interest expense, income tax (expense) benefit, other income (expense), net, equity income (loss), net of tax, restructuring and other special items. Not all companies use identical calculations of Adjusted EBITDA, therefore this presentation may not be comparable to other similarly titled measures of other companies.

Consolidated Adjusted EBITDA
	Three Months Ended March 31,
	2021	2020
	(in millions)
Net income attributable to Aptiv	$295	$1,572
Interest expense	40	43
Income tax expense	48	10
Depreciation and amortization	193	180
Net income (loss) attributable to noncontrolling interest	5	(5)
EBITDA	$581	$1,800
Other (income) expense, net	(1)	1
Equity loss (income), net of tax	42	(2)
Restructuring	6	28
Other acquisition and portfolio project costs	2	14
Deferred compensation related to acquisitions	—	4
Gain on business divestitures and other transactions	—	(1,434)
Adjusted EBITDA	$630	$411

We appreciate the Staff’s time and attention on this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Joseph R. Massaro

Joseph R. Massaro
Chief Financial Officer and Senior Vice President, Business Operations